 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

NOODLES & COMPANY
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

65540B105
(CUSIP Number)

David E. Park III
Headlands Capital Management, LLC
One Embarcadero Center
Suite 1600
San Francisco, CA 94111
415-263-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65540B105	13D
1	NAMES OF REPORTING PERSONS
Headlands Strategic Opportunities Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,496,576

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
3,496,576

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,496,576

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 65540B105	13D
1	NAMES OF REPORTING PERSONS
Headlands Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,496,576

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
3,496,576

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,496,576

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 65540B105	13D
1	NAMES OF REPORTING PERSONS
David E. Park III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,496,576

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
3,496,576

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,496,576

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 65540B105	13D
1	NAMES OF REPORTING PERSONS
David Gelobter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,496,576

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
3,496,576

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,496,576

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.

This Amendment No. 1 ("Amendment No. 1") to the statement on Schedule 13D amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission on March 22, 2024 (as amended, the "Schedule 13D") relating to the Class A Common Stock, with a par value of $0.01 (the "Common Stock"), of Noodles & Company, a Delaware corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. The principal executive office of the Issuer is located at 520 Zang Street, Suite D, Broomfield, Colorado 80021.

Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D, as amended from time to time.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

From March 25, 2024 through April 18, 2024, the Partnership acquired 1,079,476 shares of Common Stock in open market purchase transactions for an aggregate purchase price of approximately $1,523,643. The payment of the aggregate purchase price was funded by working capital of the Partnership.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a)-(c) are hereby amended and restated as follows:

(a) and (b) Calculation of the percentage of Common Stock beneficially owned is based upon 45,309,984 shares of Common Stock of the Issuer outstanding as of March 20, 2024 as disclosed in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on March 28, 2024.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The Partnership directly holds 3,496,576 shares of Common Stock representing approximately 7.7% of the outstanding Common Stock of the Issuer. HCM, as the general partner of the Partnership, may be deemed to beneficially own the shares of Common Stock directly held by the Partnership. Each of Mr. Park, as a Senior Managing Member and Mr. Gelobter, as Member of HCM, may be deemed beneficially own the shares of Common Stock beneficially owned by the Partnership. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Schedule A hereto sets forth all transactions by Reporting Persons in the Common Stock since the filing of the initial Schedule 13D with the Securities and Exchange Commission on March 22, 2024. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction in the Common Stock since the filing of the initial Schedule 13D with the Securities and Exchange Commission on March 22, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2024

HEADLANDS STRATEGIC OPPORTUNITIES FUND, LP
By: Headlands Capital Management, LLC, its general partner

By:	/s/ David E. Park III
Name:	David E. Park III
Title:	Senior Managing Member

HEADLANDS CAPITAL MANAGEMENT, LLC

By:	/s/ David E. Park III
Name:	David E. Park III
Title:	Senior Managing Member

By:	/s/ David E. Park III
Name:	David E. Park III

By:	/s/ David Gelobter
Name:	David Gelobter

Annex A
Purchases of Common Stock by Reporting Persons since the filing of the initial Schedule 13D with the Securities and Exchange Commission on March 22, 2024, each of which was purchased by Headlands Strategic Opportunities Fund, LP and was purchased in the open market:

Transaction Date	Number of Shares Purchased	Price Per Share	Price Range per Share High/Low
4/18/2024	500,000	$1.19	$1.2000 - $1.1800
4/16/2024	176,343	$1.35	N/A
4/15/2024	56,263	$1.52	$1.5500 - $1.4900
4/12/2024	65,037	$1.53	$1.5500 - $1.5000
4/11/2024	23,341	$1.54	$1.5500 - $1.5000
4/10/2024	5,359	$1.50	N/A
4/3/2024	35,268	$1.82	$1.8400 - $1.7700
4/2/2024	155,980	$1.80	$1.8100 - $1.7900
4/1/2024	6,552	$1.85	N/A
3/28/2024	300	$1.85	N/A
3/27/2024	1,900	$1.85	$1.8500 - $1.8300
3/26/2024	30,131	$1.85	$1.9000 - $1.8005
3/25/2024	23,002	$1.87	$1.9000 - $1.8500

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock purchased at each separate price within the price ranges set forth on the table above.